CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 24 to Registration Statement No. 333-114788 on Form N-1A of our report dated September 24, 2015, relating to the financial statements and financial highlights of Pioneer Solutions - Balanced Fund, Pioneer Solutions - Growth Fund, and Pioneer Solutions
- Conservative Fund, the portfolios constituting Pioneer Asset Allocation Trust ("the Trust"), each appearing in the Annual Report on Form N-CSR of the Trust for the year ended July 31, 2015. We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 19, 2015